

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 11, 2011

Mr. J. Daniel Speight
Chief Financial Officer
State Bank Financial Corporation
415 East Paces Ferry Road, North East
Suite 200
Atlanta, Georgia 30305

> **Re: State Bank Financial Corporation**
> **Amendment No. 5 to Form 10-12G**
> **Filed March 4, 2011**
> **File No. 000-54056**

Dear Mr. Speight:

   We have completed our review of your filing and do not have any further comments at this time.

                              Sincerely,

                              Gregory Dundas
                              Senior Counsel

cc.   (facsimile only)
        Mr. J. Brennan Ryan, Esq.
        Nelson Mullins Riley & Scarborough LLP
        (404) 322-6050